Exhibit 23.1


The Board of Directors
Philadelphia Suburban Corporation

We consent to incorporation by reference in this Registration Statement on Form S-4 of Philadelphia Suburban Corporation of our report dated May 21, 1999, relating to the consolidated balance sheets and statements of capitalization of Philadelphia Suburban Corporation and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income and cash flow for each of the years in the three-year period ended December 31, 1998 which report is included in the report on Form 8-K filed by Philadelphia Suburban Corporation on November 19, 1999 which is incorporated by reference in this registration statement on Form S-4.

We also consent to the reference to our firm under the heading "Experts" appearing elsewhere herein.


/S/ KPMG LLP
    Philadelphia, Pennsylvania
    December 21, 1999